KUNZMAN & BOLLINGER, INC.

ATTORNEYS-AT-LAW

5100 N. BROOKLINE, SUITE 600

OKLAHOMA CITY, OKLAHOMA 73112

Telephone (405) 942-3501

Fax (405) 942-3527

November 24, 2006

FACSIMILE

(202) 942-9627

Ms. Pamela A. Long

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	LEAF Equipment Leasing Income Fund III, L.P. Pre-Effective Amendment No. 2 to Registration Statement on Form S-1 Filed November 10, 2006 SEC File No. 333-137734

Dear Ms. Long:

This letter is in response to your comment letter dated November 3, 2006 concerning the above-referenced filing. For your convenience, we first restate your comment in italics and then provide our response. The responses in this letter are based on representations made by the Fund and its General Partner, LEAF Asset Management, LLC, to Kunzman & Bollinger, Inc. for the purpose of preparing this letter. Also, all references in our responses to the “prospectus” are to the form of prospectus included in Pre-Effective Amendment No. 2 to the Registration Statement.

General

1.	Please revise your disclosure in Appendix B to provide the disclosure required by Table V of Industry Guide 5.

The disclosure required by Table V of Industry Guide 5 has been included as Table IV of Appendix B to the prospectus.

Use of Proceeds, page 20

2.

We note your disclosure in note 2 of the estimated total funds available for investment, after fees and expenses, for the minimum and maximum subscription proceeds. Please revise your disclosure to clarify whether or not the amounts disclosed include the funds you intend to raise through debt financing. In addition, please revise your disclosure to more clearly explain how the acquisition fees reflected in the tables were calculated.

We have revised the “Use of Proceeds” tables and footnote (2) to the “Use of Proceeds” tables, beginning on page 21 of the prospectus, to clarify that the amounts of the Fund’s “total funds available for investment” disclosed in footnote (2) include the funds expected to be raised by the Fund through debt financing. In addition, footnote (2) has been revised to more clearly explain how the calculation of the acquisition fees reflected in the “Use of Proceeds” tables were calculated.

Kunzman & Bollinger, Inc.

Ms. Pamela Long

United States Securities and Exchange Commission

November 24, 2006

Management Compensation, page 22

3.

Please revise your discussion of the acquisition fee to disclose the nature of the respective relationships between your general partner, LEAF Asset Management, LLC, and Chadwick Securities and LEAF Funding.

The discussion of the acquisition fee beginning on page 23 of the prospectus has been revised to begin with the following:

“LEAF Asset Management, LLC, our general partner, is an affiliate of Chadwick Securities, Inc., which serves as the dealer-manager of this offering, LEAF Funding, Inc., which will originate our equipment leases and secured loans, and LEAF Financial Corporation, which will service our equipment leases and secured loans. See the “Management – Organizational Diagram,” “Investment Objectives and Strategies – Origination and Servicing Agreement,” and “Plan of Distribution” sections of this prospectus.”

Federal Income Tax Consequences, page 53

Sale or Other Disposition of Units, page 62

4.

We note the cross reference to your risk factors disclosure at the conclusion of this subsection. Please revise your disclosure to restate your applicable risk factors disclosure immediately following the heading. Refer to Part 12.H of Industry Guide 5.

The disclosure in “Federal Income Tax Consequences – Sale or Other Disposition of Units” on page 65 of Pre-Effective Amendment No. 2 has been revised to include the following immediately following the heading:

“We do not anticipate that a public market will develop for our units, and our partnership agreement imposes significant restrictions on your right to transfer your units. For a description of these restrictions you should read the “Summary of Our Partnership Agreement – Transfer of Units” section of this prospectus. We have established these restrictions to comply with federal and state securities laws and so that we will not be considered to be a publicly traded partnership that is taxed as a corporation for federal income tax purposes. Thus, you probably will not be able to sell or otherwise liquidate your units in the event of an emergency and if you were able to arrange a sale, the price you would receive for your units would likely be at a substantial discount to the price you paid for your units. Also, you units probably will not be readily acceptable as collateral for loans. You should invest in us only if you are prepared to hold your units for at least nine years, which is the period consisting of:

•	an offering period of up to two years;

Kunzman & Bollinger, Inc.

Ms. Pamela Long

United States Securities and Exchange Commission

November 24, 2006

•	an additional five-year reinvestment period; and
•	a subsequent liquidation period of approximately two years, during which our leases and secured loans will either mature and terminate or be sold and we will liquidate our other assets.

As a result, you should view your investment in us as illiquid and should not purchase our units unless you have no need for the funds you invest. You should also consider that our anticipated term as a partnership of nine years as described above could be more than nine years if we encounter unexpected difficulties in liquidating our investments.”

Part II

Undertakings, page II-2

5.

Please revise to delete undertakings that are inapplicable to your offering. For example, the undertaking contained in paragraph (a)(4) to Item 512 of Regulation S-K is applicable only to foreign private issuers, the undertaking contained in paragraph (b) is applicable only to filings incorporating subsequent Exchange Act documents by reference, paragraph (c) is applicable to warrants and rights offerings, paragraph (d) is applicable to securities offered using competitive bidding, paragraph (e) is applicable to registration statements specifically incorporating annual and quarterly reports by reference, and paragraph (g) is applicable to registration statements filed on Form S-4 or Form F-4.

All undertakings that are inapplicable to the offering have been deleted. In addition to the undertakings referred to in your comment, the following undertakings have been deleted:

(1)	(a)(1)(iii)(A) on page II-2 of Pre-Effective Amendment No. 2, because this offering was not filed on Form S-8;
(2)	(a)(1)(iii)(B) on page II-2 of Pre-Effective Amendment No. 2, because the offering was not filed on Form S-3;
(3)	(a)(1)(C) on page II-3 of Pre-Effective Amendment No. 2 because the offering is not an offering of asset-backed securities on Form S-1 or Form S-3;
(4)

(5)(i)(B) on page II-3 of Pre-Effective Amendment No. 2, because the offering does not include a prospectus that is part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x), since the offering is made pursuant to a registration statement under Rule 415(a)(1)(ix);

Kunzman & Bollinger, Inc.

Ms. Pamela Long

United States Securities and Exchange Commission

November 24, 2006

(5)	paragraph (f) on page II-5 of Pre-Effective Amendment No. 2, because the units (limited partner interests) offered in the offering are uncertificated securities;
(6)	paragraph (g) on page II-5 of Pre-Effective Amendment No. 2, because there will be no reoffering prospectus in the offering;
(7)	paragraph (j) on page II-5 of Pre-Effective Amendment No. 2, because the offering is not subject to the Trust Indenture Act;
(8)	paragraph (k) on page II-5 of Pre-Effective Amendment No. 2, because no reports of the Issuer under the Securities Exchange Act of 1934 will be incorporated in the prospectus; and
(9)

the undertaking immediately following paragraph (k) on pages II-5 and II-6 of Pre-Effective Amendment No. 2, because the offering is not subject to Item 1105 of Regulation AB, nor Rule 312 of Regulation S-T, and there will be no specified Internet address in the prospectus that would be deemed to be part of the prospectus.

6.

Please modify the fourth undertaking appearing on page II-6 to represent that each sticker supplement will disclose all compensation and fees received by the General Partner and its affiliates. Refer to Part 20.D of Industry Guide 5. In addition, please revise this section to include the undertaking stipulated in clause (c) of Part 20.A of Industry Guide 5.

The fourth undertaking appearing on page II-6 of Pre-Effective Amendment No. 1, which is now the third undertaking on page II-6 of Pre-Effective Amendment No. 2, has been revised as follows:

“The undersigned registrant further undertakes to file a sticker supplement pursuant to Rule 424(c) under the Securities Act during the distribution period describing, in the aggregate, lease transactions not described in the prospectus or a prior supplement promptly after such transactions have been consummated if such transactions exceed 10% of the offering proceeds received as of that date by the registrant; and each such sticker supplement will disclose all compensation and fees received by the General Partner and its affiliates in connection with any such transactions.”

In addition, the undertaking stipulated in clause (c) of 20.A of Industry Guide 5 is included as the first undertaking on page II-6 of Pre-Effective Amendment No. 2.

Kunzman & Bollinger, Inc.

Ms. Pamela Long

United States Securities and Exchange Commission

November 24, 2006

In addition to the foregoing, we revised the prospectus to include additional information set forth in the investor brochure and investor PowerPoint entitled “LEAF Equipment Leasing Income Fund III, L.P.,” which we are submitting to you supplementally by separate correspondence, and other revisions requested by the NASD or the states, and other conforming and updating changes. All of these changes to the prospectus have been redlined. See in particular the following (all page references are to Pre-Effective Amendment No. 2):

(1)	additional information and graphics have been added to Q-4 and A-4 on page v;
(2)	the Risk Factor entitled “Our General Partner May Be Subject to Various Conflicts of Interest Arising Our of Its Relationship to Us” has been revised on page 12;
(3)	a new Risk Factor entitled “Our General Partner’s Investment Committee is Not Independent” has been added on page 12;
(4)	the Risk Factor entitled “ – Our Lack of Operating History Decreases Your Ability to Evaluate Your Investment” has been moved from page 13 to page 12;
(5)

the Risk Factor entitled “Spreading the Risks of Equipment Leasing and Secured Loans By Diversifying Our Investments Will Be Reduced If We Raise Only the Minimum Offering Amount” has been revised on page 15;

(6)

the Risk Factor entitled “You Could Be Liable For Our Obligations If You Participate in the Control of Our Business, and You May Be Required to Return Improperly Received Distributions” has been revised on page 17;

(7)	the “Management – Investment Committee” section has been revised on page 38;
(8)	the pie charts in “Other Programs Managed By Our General Partner or Its Affiliates” have been updated to 9/30/06 on page 40 and 41;
(9)	a new section entitled “Leasing – A Portfolio Diversification Solution” has been added, beginning on page 42, which includes new graphics and charts;
(10)	the section entitled “Equipment for Lease to End Users” has been revised to include a graph on page 44;
(11)	the section entitled “Market” has been revised to update the 2005 Equipment Leasing and Finance Association chart on page 46;
(12)	the section entitled “Leasing Strategies” has been revised to include vendor logos on page 47; and
(13)

the section entitled “Redemption Price of Units” has been revised to provide a new price during the offering period on page 81, and a conforming changes have been made to Section 13.5(b) of the partnership agreement on pages A-35 and A-36 of Appendix A to the prospectus.

Kunzman & Bollinger, Inc.

Ms. Pamela Long

United States Securities and Exchange Commission

November 24, 2006

Please contact the undersigned or Wallace W. Kunzman, Jr. if you have any questions or comments concerning this response.

Very truly yours,

KUNZMAN & BOLLINGER, INC.
/s/ Gerald A. Bollinger

Gerald A. Bollinger

cc:	Mr. Crit DeMent
Mr. Miles Herman
Mr. Dan Courtney
Mr. Dar Patel